UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GOLDEN MATRIX GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

381098300
(CUSIP Number)

Anthony Brian Goodman
3651 Lindell Road, Suite D131 Las Vegas, NV 89103
(702) 318-7548
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381098300	Schedule 13D	Page 2 of 6

1.	Name of Reporting Person Anthony Brian Goodman
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐.
6.	Citizenship or Place of Organization Australian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,430,096 shares of Common Stock(1)
	8.	Shared Voting Power 7,470,483 shares of Common Stock(2)
	9.	Sole Dispositive Power 8,430,096 shares of Common Stock(1)
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,900,579 shares of Common Stock(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐.
13.	Percent of Class Represented by Amount in Row (11) 49.5%(1)(2)
14.	Type of Reporting Person IN

(1) Includes 5,400,000 shares of Common Stock issuable upon the exercise of options held by Mr. Goodman, discussed in greater detail below, which are exercisable within 60 days of such date.

(2) Not including the voting rights of the Series B Voting Preferred Stock shares held by Luxor as discussed below.

CUSIP No. 381098300	Schedule 13D	Page 3 of 6

1.	Name of Reporting Person Luxor Capital, LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☒. (b) ☐.
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐.
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares of Common Stock
	8.	Shared Voting Power 7,470,483 shares of Common Stock(1)
	9.	Sole Dispositive Power -0- shares of Common Stock
	10.	Shared Dispositive Power 7,470,483 shares of Common Stock(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,470,483 shares of Common Stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐.
13.	Percent of Class Represented by Amount in Row (11) 27.9%(1)
14.	Type of Reporting Person OO

(1) Not including the voting rights of the Series B Voting Preferred Stock shares held by Luxor as discussed below.

CUSIP No. 381098300	Schedule 13D	Page 4 of 6

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021 (“Schedule 13D”), by Anthony Brian Goodman and Luxor Capital, LLC (“Luxor”).

As used in this Amendment:

•	“Common Stock” means the common stock of the Issuer;

•	“Issuer” means Golden Matrix Group, Inc.; and

•	“Reporting Persons” means Anthony Brian Goodman and Luxor Capital, LLC.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

The share amounts set forth in this Amendment retroactively take into effect reverse stock splits of one-for-1,500, 1-for-150 and 1-for-150, which were affected by the Company on April 7, 2016; December 15, 2016; and June 26, 2020, respectively.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On September 16, 2021, Mr. Goodman affected a “net exercise” of outstanding stock options to purchase 2,700,000 shares of the Issuer’s common stock which held, which had an exercise price of $0.9075 per share and an expiration date of September 18, 2021. Mr. Goodman received 2,344,891 shares of common stock on the net exercise of the option, after the Issuer withheld 355,109 shares of common stock underlying the option in payment of the exercise price, based on the closing sales price of the Issuer’s common stock on September 15, 2021, the day immediately prior to the date the option was exercised.

* * * * * *

Luxor’s ownership (and Mr. Goodman beneficial ownership thereof) of 1,000 share of Series B Voting Preferred Stock, and the rights which such Series B Voting Preferred Stock shares have to vote, have not been included in Mr. Goodman’s ownership in the tables at the front of this Schedule 13D above, as such Series B Voting Preferred Stock is not itself registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not convertible into the Company’s Common Stock, and as such, is not deemed an “equity security” as defined in Rule 13d-1 of the Exchange Act. The holder of the shares of the Series B Voting Preferred Stock has the right to vote those shares of the Series B Voting Preferred Stock regarding any matter or action that is required to be submitted to the shareholders of the Company for approval. The vote of each share of the Series B Voting Preferred Stock (i.e., each 1,000 shares) is equal to and counted as 4 times the votes of all of the shares of the Company’s (i) Common Stock, and (ii) other voting preferred stock issued and outstanding on the date of each and every vote or consent of the shareholders of the Company regarding each and every matter submitted to the shareholders of the Company for approval. As such, the Series B Voting Preferred Stock in effect votes 99.9% of the total vote on all shareholder matters.

CUSIP No. 381098300	Schedule 13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety by the following:

(a) As of the date of this Schedule, the Reporting Persons beneficially owns in aggregate 15,900,579 shares of Common Stock of the Issuer, representing approximately 49.5% of the Issuer’s outstanding Common Stock on such date (26,733,120 shares of Common Stock, as confirmed by the Issuer’s transfer agent), of which 3,030,096 shares of Common Stock and options to purchase 5,400,000 shares of Common Stock are held directly by Mr. Goodman, and which are exercisable within 60 days of such date, and of which 7,470,483 shares of Common Stock are held in the name of, and owned by, Luxor, and which shares Mr. Goodman is deemed to beneficially own due to his ownership of 100% of Luxor and his position as Managing Member thereof. Additionally, as of October 5, 2021, Luxor holds 1,000 shares of Series B Voting Preferred Stock. The holder of the shares of the Series B Voting Preferred Stock has the right to vote those shares of the Series B Voting Preferred Stock regarding any matter or action that is required to be submitted to the shareholders of the Company for approval. The vote of each share of the Series B Voting Preferred Stock (i.e., each 1,000 shares) is equal to and counted as 4 times the votes of all of the shares of the Company’s (i) Common Stock, and (ii) other voting preferred stock issued and outstanding on the date of each and every vote or consent of the shareholders of the Company regarding each and every matter submitted to the shareholders of the Company for approval. As such, the Series B Voting Preferred Stock in effect votes 99.9% of the total vote on all shareholder matters.

(b) Mr. Goodman and Luxor share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock and shares of Series B Voting Preferred Stock which Luxor holds (see Item 5(a) above) and Mr. Goodman has the sole power to vote and to dispose of the shares of shares of Common Stock and options to purchase shares of Common Stock which are held directly by Mr. Goodman (see Item 5(a) above).

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e) N/A.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

10.1

Asset Purchase Agreement dated February 22, 2016, by and between Source Gold Corp. and Luxor Capital, LLC, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 29, 2016 (File No. 000-54840), and incorporated by reference herein

99.1	Joint Filing Agreement by and among Mr. Anthony Brian Goodman and Luxor Capital, LLC, dated March 12, 2021

CUSIP No. 381098300	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2021

/s/ Anthony Brian Goodman
Anthony Brian Goodman

Luxor Capital, LLC

/s/ Anthony Brian Goodman
Anthony Brian Goodman
Managing Member